APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Black Mule LLC
Income Statement - unaudited
For the periods ended 12/31/21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Black Mule LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period
	31-Dec-21

ASSETS

Current Assets:

Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Total Current Assets		-

Fixed Assets:

Land		-
Buildings		-
Total Fixed Assets		-

Other Assets:

Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	-

LIABILITIES

Current Liabilities:

Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		-

Long-Term Liabilities:

Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-

EQUITY

Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-

TOTAL LIABILITIES & EQUITY $ -

Balance Sheet Check -

I, John Allen, certify that:

1. The financial statements of Black Mule included in this Form are true and complete in all material respects; and
2. The tax return information of Black Mule has not been included in this Form as Black Mule was formed on 05/10/2021 and has not filed a tax return to date.

Signature

DocuSigned by:

John Allen

5191607347D54FF...

Name: John Allen

Title: Managing Member